Mail Stop 3561

October 25, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Khurram R. Qureshi
Chief Financial Officer
151 Bloor Street West, #703
Toronto, Ontario, Canada M5S 1S4

> **Re:** **Lingo Media, Inc.**
> **Form 20-F for the year ended December 31, 2006**
> **Filed June 29, 2007**
> **File No. 333-98397**

Dear Mr. Qureshi:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Form 20-F for the year ended December 31, 2006</u>

<u>Item 3.A.2. Selected Financial Data, page 4</u>

1. We note that the US GAAP income (loss) amount of $(710) for the year ended
    December 31, 2006, is not consistent with the US GAAP income (loss) amount
    disclosed in Note 19 to the audited financial statements. Please revise to ensure
    amounts are consistent.

Item 5. Operating and Financial Review and Prospects

- Operating Results, page 34

2. Please revise to include a discussion of the results of operations and causes of
    material changes in financial statement line items for each year for which
    financial statements are required. For example, please include an operating
    results discussion for the year ended December 31, 2006 as compared to the year
    ended December 31, 2005. Also, if the financial statements are amended to
    include the year ended December 31, 2004 (see comment below) MD&A should
    also be revised to discuss this period in comparison with the fiscal year ended
    December 31, 2005. See Item 5A of Form 20-F.

– Three Months Ended March 31, 2007 vs Three Months Ended March 31, 2006, page 34

3. We note that you include a table of revenue and cost of sales by segment for the
    three months ended March 31, 2007. Please revise your disclosure to include a
    discussion regarding the nature of the changes in both revenues and cost of sales
    between the three months ended March 31, 2007 and the three months ended
    March 31, 2006.

– Liquidity and Capital Resources, page 37

4. We note from your disclosures in the notes to the financial statements, that as of
    December 31, 2006 and March 31, 2007 you were in violation of certain
    covenants related to the revolving line of credit. Please revise your liquidity
    discussion in MD&A to disclose the nature of the restrictive covenants and the
    covenant violations as of the end of each period. Also, include in your revised
    disclosure whether the violations have been waived, and how management plans
    to regain compliance with these covenants. Additionally, discuss the potentially
    adverse consequences to the Company in the event it is unable to cure these
    covenant violations.

<u>- Reconciliation of Canadian and US Generally Accepted Accounting Principles, page 40</u>

5. We note that your disclosure includes a table reconciling the numerators and denominators of the basic and diluted earnings per share amounts under U.S. GAAP. However, we note that the amount presented in this table as income (loss) under US GAAP appears to be the amount of income (loss) under Canadian GAAP, rather than US GAAP. Please revise accordingly.

<u>- Tabular Disclosure of Contractual Obligations, page 43</u>

6. We note that you include your lease obligations in the table of contractual obligations. Please revise to also include all long-term debt obligations and any other contractual obligations as specified in Item 5F of Form 20-F.

<u>Item 11. Quantitative and Qualitative Disclosures About Market Risk, page 77</u>

7. We note from your disclosures in Note 15 and elsewhere in the filing, such as the Risk Factors section on page 11, that you are subject to foreign currency exchange risk. Please revise your section on quantitative and qualitative disclosures about market risk to include the disclosures required by Item 11 of Form 20-F.

<u>Item 15. Controls and Procedures, page 78</u>

8. We note from your disclosures in your Forms 6-K filed on September 19, 2007 and June 5, 2007 that management carried out an assessment of the design of the Company's internal controls over financial reporting and concluded that certain weaknesses existed as of December 31, 2006 and required disclosure. In light of these disclosures, please tell us how you were able to conclude in Item 15 of the Form 20-F that disclosure controls and procedures were effective and that there were no significant changes in internal controls as of the date of the Form 20-F. If the weaknesses disclosed in the Forms 6-K existed as of the date of the Form 20-F, please revise Item 15 of the Form 20-F to disclose the existence and nature of the weaknesses, and revise your conclusion of the effectiveness of disclosure controls as necessary.

<u>Audited Financial Statements</u>

<u>General</u>

9. We note that you present audited financial statements for each of the two years ended December 31, 2006. Please revise to include audited comparative financial statements that cover the latest three financial years.   You do not have to provide a balance sheet for the earliest of the three-year periods specified in Item 8.A.2 if that balance sheet is not required by a jurisdiction outside the United States. See Item 8A.2 of Form 20-F.

Consolidated Statements of Cash Flows

10. We note that you present development costs as investing activities in the statement of cash flows. Please explain to us the nature of the amounts included in development costs for both 2006 and 2005 and explain how you accounted for these costs for US GAAP purposes. Also, please tell us why it appears from your disclosure in Note 19 that you do not believe these costs should be presented as operating activities in the statements of cash flows, similar to deferred costs, as presented in accordance with US GAAP.

11. Please tell us the nature of the amount presented on the statement of cash flows as "bank indebtedness assumed on acquisition" and explain to us why you believe the amount is appropriately presented in accordance with Canadian GAAP or IAS 7. Also, please tell us where this amount is recorded on the balance sheet as of December 31, 2006.

12. We note your disclosure under non-cash transactions that in 2005 you issued 150,000 shares in exchange for services with a fair value of $30,000. Please tell us, and disclose in your notes to the financial statements, the nature of this transaction, including when the services were performed, and how you accounted for and valued the shares issued. If the transaction was recorded based on the fair value of the shares issued, please explain how "fair value" was determined. If the amount was recorded as an expense during 2005, please tell us the caption on the statement of operations in which it is included and why it is not included on the statement of cash flows as an item not affecting cash included in the calculation of cash provided by (used in) operating activities. Additionally, please tell us why it does not appear that the 150,000 shares issued are included in the table of changes in issued and outstanding common shares disclosed in Note 10.

Notes to the Audited Financial Statements

Note 1. Significant Accounting Policies

<u>– (b) Revenue Recognition</u>

13. We note your disclosure that royalty revenue from sales by licensees of finished products in China is recognized based on confirmation of finished products produced by its licensees. Please explain to us why you believe that recognition of revenue is appropriate at the time finished products are produced, in accordance with both Canadian and US GAAP. Also, explain to us the nature of the process in which these finished products are sold to third-party customers.

<u>- (g) Development Costs</u>

14. We note your disclosure that technology costs and web development costs included in deferred development costs are capitalized in accordance with Section 3602 of the CICA Handbook. Please explain to us the nature of any technology and web development costs included in development costs as of December 31, 2006 and 2005, and explain to us how you are accounting for these costs under US GAAP for the purpose of the US GAAP reconciliation in Note 19. As part of your response, please explain why no reconciling item for these costs is included in the net income reconciliation in Note 19 when the disclosure in footnote 19(a) indicates these costs are accounted for differently under Canadian and US GAAP.

<u>Note 7. Acquisition</u>

15. We note your disclosure that you acquired 50.33% of the outstanding capital stock of A Plus from its shareholders for the purchase price of $730,000 satisfied by issuing 2,650,000 common shares of Lingo Media and paying $200,000 in cash. Please tell us, and disclose in future filings, how you valued the shares issued in this transaction for both US and Canadian GAAP purposes. If the transaction was recorded based on the fair value of the shares issued, please explain how "fair value" was determined.

16. We note your disclosure that you issued an additional 3,000,000 common shares of Lingo Media to the selling shareholders of A Plus subject to meeting annual earnings milestones to be held in escrow and released over a three-year period with a maximum of 1,000,000 shares released per year. Please tell us, and disclose in future filings, how many of these additional shares, if any, have been issued to the selling shareholders as of December 31, 2006 and March 31, 2007. Also, explain to us, and disclose in your note, the earnings milestones that need to be achieved and how you will account for these shares issued to the selling stockholders under both Canadian and US GAAP.

17. We note that the allocation of the purchase price of A Plus includes an allocation of $1,121,131 to goodwill. For US GAAP purposes, please explain to us how you have considered the guidance contained in paragraph A14 of SFAS No. 141 and EITF 02-17 in connection with your purchase price allocation of A Plus. For instance, explain how you have considered the need to allocate fair value to customer lists, order or production backlog, marketing related intangibles and contract based intangible assets. Your response should clearly explain why no intangible assets other than goodwill were recognized in connection with the acquisition.

Note 10. Capital Stock, Warrants and Stock Options

18. We note that in the detail of the changes in issued and outstanding common shares for the year ended December 31, 2005, you have an amount of $115,948 ascribed to share issue costs. Please tell us the nature of this transaction and how you have accounted for the share issue costs for both Canadian and US GAAP purposes. Also, please tell us why the number of common shares attributable to the share issue costs are excluded from the total number of common shares at December 31, 2005, but the dollar amount of the share issue costs is included as a reduction in the total common stock amount as of December 31, 2005.

- Note 10 (iii)

19. We note your disclosure that during 2006, 835,901 options were exercised for cash consideration of $66,679 and 1,341,004 options were exercised for $207,294 in settlement of accounts payable. We also note your disclosure that the fair value of $187,812 related to options exercised for cash and accounts payable settlement has been reallocated to capital stock from contributed surplus. Please tell us the nature of and how you determined or calculated the $187,812 fair value amount reclassified and explain to us why you are reclassifying the amount from contributed surplus to capital stock in 2006. Also, please tell us why the total amount of options exercised disclosed in Note 10(a)(iii) of 2,176,905 does not agree with the 1,853,897 amount of options exercised as disclosed in the table of changes in issued and outstanding common shares presented earlier in Note 10(a). Additionally, please tell us the nature of the transaction in which options were exercised in settlement of accounts payable, including whether the options were exercised at their stated exercise price or another amount.

Note 16. Major Customers

20. We note from your disclosure on page 12 that in 2004, 2005, and 2006 one customer accounted for 91%, 98% and 75% of the company's revenues, respectively. Please explain to us why the revenue percentage amount for 2006 disclosed on page 12 for 2006 is not consistent with the percentage of revenue attributable to the one major customer in 2006 as disclosed in Note 16. Please revise future filings accordingly.

Note 18. Commitments

21. Please tell us and revise your accounting policy disclosures to clarify whether rent expense associated with your building and equipment operating leasing arrangements is recognized on a straight-line basis in accordance with paragraph 15 of SFAS No.13 for purposes of your US GAAP reconciliation. If not, please explain why you believe the treatment used is appropriate under US GAAP.

Note 19. Reconciliation of Canadian and United States Generally Accepted Accounting Principles

22. In view of the material differences and items that impact stockholders' equity, a reconciliation of a statement in changes in shareholders' equity using balances determined solely under U.S. GAAP should be prepared as a proof that the reconciliation balances and that it provides appropriate disclosure on changes in the equity accounts on a U.S. GAAP basis. Please supplementally prepare and furnish us a U.S. GAAP statement in changes in stockholders' equity. As many registrants elect to include these U.S. GAAP balance prepared statements in the notes to the financial statements, we also encourage you likewise to consider this additional disclosure in future filings.

23. Please revise to include disclosure of basic and diluted EPS calculations in accordance with US GAAP.

– (a) Development Costs

24. We note your disclosure in footnote (a) that under US GAAP, incremental costs related to development of and the pre-operating plan of a new business are expensed as incurred but the incremental costs incurred for established businesses are capitalized and amortized over a straight-line basis over periods up to five years. Please explain to us the nature of the incremental costs that are capitalized

for US GAAP purposes and citing relevant US GAAP accounting literature, tell us why you believe it is appropriate to capitalize these costs.

- (b) Options to Consultants

25. We note your disclosure that starting January 1, 2004 under US GAAP, you record compensation expense based on the fair value for stock options or stock options granted in exchange for services from consultants and employees. Please tell us, and disclose in your notes to the financial statements how your accounting treatment of stock options differs between Canadian GAAP and US GAAP and explain why there is a difference in stockholders equity between US GAAP and Canadian GAAP. As part of your response and revised disclosure, please tell us how you determined or calculated the amount of the adjustment and please clearly state the accounting method used in accounting for stock-based compensation under US GAAP (i.e., SFAS No. 123R).

Unaudited Interim Financial Statements for the Three Months Ended March 31, 2007

General

26. We note from your disclosure in Note 7 to the audited financial statements that in March 2007 you invested $100,000 in A Plus for an additional 8% interest. Please tell us the consideration issued for $100,000 in this transaction and tell us how you accounted for the transaction in your financial statements as of March 31, 2007.

Other

27. Please revise the notes to the Company's interim financial statements to give effect to our comments on the Company's audited financial statements, where applicable.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3816 with any other questions.

Sincerely,

Joseph A. Foti
Senior Assistant Chief Accountant